

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 8, 2015

<u>Via E-mail</u>
Richard A. Boehne
President and Chief Executive Officer
The E.W. Scripps Company
312 Walnut Street
Cincinnati, Ohio 45202

Re: The E.W. Scripps Company
Registration Statement on Form S-4/A
Amended on December 23, 2014
Supplemental Response provided on January 5, 2015
File No. 333-200388

Dear Mr. Boehne:

We have reviewed the additional response you provided on January 5, 2015, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment 1 in our letter dated January 2, 2015. There appears to be inconsistency within your registration statement concerning whether Journal shareholders are voting to approve the spin-off of the Journal newspaper business and the subsequent merger of the entity that will hold the newspaper business with a wholly-owned subsidiary of Journal Media Group. Disclosure at Item 1 of the Notice of Special Meeting of Journal Communications Shareholders, for example, as well as Question and Answer One on page iv state that Journal

shareholders are being asked to vote on these matters. Question and Answer Three on page iv, however, states that no vote of Journal shareholders, with respect to either the shares of Journal, or the shares of Journal Spinco, is required or being sought in connection with the Journal newspaper agreement. Please revise to address the apparent discrepancy. Regardless of whether there is a vote, please provide us with your analysis as to why there is no concurrent offer of Journal Media requiring an effective registration statement with respect to those shares under the Securities Act of 1933.

2. We note your response to prior comments three through eight in our letter dated January 2, 2015, in support of your analysis that no registration under the Securities Act of 1933 is required for either the Scripps Spinco shares or the Journal Spinco shares. In light of your responses, please advise us what is the underlying purpose of the S-1 component of the Form S-1/S-4 registration statement of Journal Media Group you refer to in response number nine, bullet point three, of your response letter dated December 23, 2014.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

Cc: Russell E. Ryba, Esq.
    Foley & Lardner LLP